UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

LumiraDx Limited

(Name of Issuer)

Common Shares, par value $0.0000028 per share

(Title of Class of Securities)

G5709L109

(CUSIP Number)

Willard L. Umphrey

76 Red Coat Lane

Concord, MA 01742

(781) 676-5906

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2021; March 28, 2022; July 25, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. G5709L109	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Willard L. Umphrey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF; WC (please see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,323,491
	8	SHARED VOTING POWER 30,777
	9	SOLE DISPOSITIVE POWER 23,323,491
	10	SHARED DISPOSITIVE POWER 30,777

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,354,268*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.0%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*

Consists of (i) 12,458,492 outstanding ordinary shares, (ii) 643,160 ordinary shares issuable upon the exercise of warrants, (iii) 9,853,207 outstanding common shares, and (iv) 399,409 common shares issuable upon the exercise of warrants. Each ordinary share has ten votes per share on all matters subject to the vote of the shareholders. The ordinary shares are convertible at any time into an equal number of common shares at the option of the holder thereof.

**	Percentage ownership is based on 142,417,589 common shares outstanding on July 31, 2022, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on August 16, 2022.

CUSIP No. G5709L109	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Anne M. Umphrey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,187,021
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,187,021
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,187,021*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*

Consists of (i) 6,812,266 outstanding ordinary shares, (ii) 293,278 ordinary shares issuable upon the exercise of warrants, and (iii) 1,081,477 outstanding common shares. Each ordinary share has ten votes per share on all matters subject to the vote of the shareholders. The ordinary shares are convertible at any time into an equal number of common shares at the option of the holder thereof.

**	Based on 142,417,589 common shares outstanding on July 31, 2022, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on August 16, 2022.

Item 1. Security and Issuer.

This Schedule 13D relates to the common shares, par value $0.0000028 per share (the “Common Shares”), in the capital of LumiraDx Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Issuer”), which has its principal executive offices at Ocorian Trust (Cayman) Limited, PO Box 1350, Windward 3, Regatta Office Park, Grand Cayman KY1-1108, Cayman Islands.

Item 2.	Identity and Background.

(a)	This Schedule 13D is being filed by Willard L. Umphrey and Anne M. Umphrey (together, the “Reporting Persons”).

(b)	The principal business address of Willard L. Umphrey is 55 Old Bedford Road, Suite 202, Lincoln, MA 01773. The address of Anne M. Umphrey is 76 Red Coat Lane, Concord, MA 01742.

(c)

The present principal occupation of Willard L. Umphrey is Principal and Founder of U.S. Boston Capital Corporation. The principal business address of U.S. Boston Capital Corporation is listed in Item 2(b). Anne M. Umphrey is retired.

(d)	In the past five years, neither Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

In the past five years, neither Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that has resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	Each Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons may be deemed to have acquired beneficial ownership of certain Common Shares on March 28, 2022, which is the date that the A ordinary shares, par value $0.0000028 per share (“Ordinary Shares”), of the Issuer became convertible into Common Shares in connection with the expiration of certain lock-up restrictions and in accordance with the Amended and Restated Memorandum and Articles of Association of the Issuer, a copy of which is incorporated herein by reference. See Exhibit D.

On July 25, 2022, Mr. Umphrey purchased 5,714,285 Common Shares, at a purchase price of $1.75 per Common Share, in the Issuer’s underwritten public offering pursuant to the Registration Statement on Form F-1 (File No. 333-266207), filed by the Issuer with the SEC on July 19, 2022, which was declared effective by the SEC on July 20, 2022 (the “Public Offering”).

With the exception of the Common Shares purchased in the Public Offering and 200,000 Common Shares that were purchased by Mr. Umphrey on August 25, 2022 at a purchase price of $1.37 per Common Share, the Issuer securities disclosed in this Schedule 13D were acquired prior to the registration of the Common Shares on September 28, 2021, pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended. Such securities were in each case acquired from the Issuer as part of previous funding rounds effected by the Issuer to raise funds for working capital and general corporate purposes.

The source of the funds used to acquire the securities reported herein (other than the Fund Shares described below) was the personal funds of each of the Reporting Persons.

The securities reported herein with respect to Mr. Umphrey include (i) 19,103 Ordinary Shares held of record by USB Focus Fund LumiraDx 1-A LLC and (ii) 11,674 Ordinary Shares held of record by USB Focus Fund LumiraDx 1-B LLC (together the “Fund Shares”). USB Focus Fund LumiraDx 1-A LLC and USB Focus Fund LumiraDx 1-B LLC (the “Funds”) were each formed for the purpose of investing in the securities of the Issuer. Both Funds are governed by operating agreements which designate Pear Tree Partners, L.P., a Delaware limited partnership, as Manager and provide, among other things, that the Manager has the power and authority, on behalf of the respective Fund, to purchase or otherwise acquire, transfer, dispose of or otherwise deal in, and exercise all rights, powers, privileges and other incidents of ownership or possession with respect to securities of the Issuer in a manner that the Manager determines in its discretion is in the interests of the Members of the respective Fund.

Mr. Umphrey, in his role as manager of Pear Tree Partners LP, may be deemed to share voting and dispositive power over the Fund Shares. The source of the funds used to acquire the Fund Shares was the working capital of USB Focus Fund LumiraDx 1-A LLC and USB Focus Fund LumiraDx 1-B LLC, respectively.

Item 4. Purpose of the Transaction.

Each Reporting Person intends to participate in and influence the affairs of the Issuer through the voting of their respective ownership interests in the Issuer. Each Ordinary Share has ten votes per share on all matters subject to the vote of the shareholders. Each Reporting Person, at any time, and from time to time may acquire additional Ordinary Shares or Common Shares or dispose of any or all of the Ordinary Shares or Common Shares that he or she owns depending upon an ongoing evaluation of his or her investment in the Issuer, prevailing market conditions, other investment opportunities, other investment considerations and/or other factors.

Except as disclosed herein, no Reporting person has any plan or proposal which relates to, or could result in, any of the matters referred to in paragraphs (b) through (j) inclusive of the instructions to Item 4 of Schedule 13D.

Each Reporting Person may, at any time and from time to time, review or reconsider his or her position and/or change his or her purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer.

(a)

The aggregate number and percentage of Common Shares beneficially owned by the Reporting Persons is based on 142,417,589 Common Shares outstanding on July 31, 2022, as reported in the Issuer’s Form 6-K filed with the SEC on August 16, 2022. Pursuant to Rule 13d-3(d)(i)(1), any percentage ownership of Common Stock disclosed herein reflects the percentage ownership that the Reporting Person would hold if they exercised their rights to acquire Common Shares, without any other person exercising similar rights. These percentages should not be taken to reflect the Reporting Person’s proportion of economic interest or voting power in the Issuer. These percentage also exclude any Common Shares potentially issuable under the terms of the Royalty Agreement (as defined below) if investors do not receive the required return on their investment under such Royalty Agreement.

Name of Beneficial Owner	Number of shares to which the Reporting Person has the sole power to vote or direct the vote of, or to dispose, or direct the disposition of:	Number of shares to which the Reporting Person has the shared power to vote or direct the vote of, or to dispose, or direct the disposition of:	Aggregate number of shares beneficially owned:	Percentage:
Willard L. Umphrey	23,323,491	30,777	23,354,268	15.0%
Anne M. Umphrey	8,187,021	0	8,187,021	5.5%

(b)

See Item 5(a) above. Other than the Fund Shares (as described in Item 3), each Reporting Person has the sole power to vote or to direct the vote of, and the sole power to dispose or to direct the disposition of, the securities reported on their respective cover page of this Schedule 13D.

Mr. Umphrey shares voting and dispositive power over the Fund Shares with John D. McClellan, Jr. The present principal occupation of Mr. McClellan is Principal of Pear Tree Partners, L.P. [The principal business address of Pear Tree Partners, L.P is 55 Old Bedford Road, Suite 202, Lincoln, MA 01773. In the past five years, Mr. McClellan has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that has resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. Mr. McClellan is a citizen of the United States of America.

(c)

The information contained in Item 3 above is herein incorporated by reference. Except as described therein and except for the Royalty Agreement described below, the Reporting Person has not effected any transactions in the Common Shares during the past 60 days.

(d)

Other than the Fund Shares (as described in Item 3), each Reporting Person has the right to receive the proceeds from the sale of the securities reported on their respective cover page of this Schedule 13D and in this Item 5. No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of the proceeds from the sale of the securities beneficially owned by the Reporting Person.

The members of USB Focus Fund LumiraDx 1-A LLC and USB Focus Fund LumiraDx 1-B LLC have the right to receive the proceeds from the sale of their respective Fund Shares.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Amended and Restated Articles of Incorporation

The Amended and Restated Memorandum and Articles of Association of the Issuer (the “Articles”) contain lock-up arrangements and other restrictions applicable to the Ordinary Shares. Subject to limited exceptions, the Ordinary Shares must first be voluntarily converted into Common Shares prior to being transferred, but such voluntary conversion was (subject to limited exceptions) not permitted prior to March 28, 2022. This summary is qualified by reference to actual text of the Articles, a copy of which is incorporated herein by reference. See Exhibit D.

Warrants

The securities referenced herein include:

(a)	2016 Warrants to purchase an aggregate of 293,278 Ordinary Shares held by Anne M. Umphrey;

(b)	2016 Warrants to purchase an aggregate of 643,160 Ordinary Shares held by Willard L. Umphrey; and

(c)	2020 Warrants to purchase an aggregate of 399,409 Common Shares held by Willard L. Umphrey.

The Issuer is party to a warrant instrument, dated October 3, 2016, in respect of warrants (the “2016 Warrants”) which are exercisable for up to 4,622,761 ordinary shares at an exercise price equal to $1.72887 per Ordinary Share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like). See Exhibit B.

The Issuer is a party to a warrant instrument, dated July 1, 2020, in respect of warrants (the “2020 Warrants”) exercisable over 5,847,121 common shares at an exercise price equal to $5.06928 per Common Share (as adjusted for share splits, share dividends, reorganizations, recapitalizations and the like). See Exhibit C.

Royalty Agreement

On April 27, 2022, the Issuer entered into a royalty agreement with USB Focus Fund LumiraDx 2A, LLC, USB Focus Fund LumiraDx 2B, LLC, Pacific Premier Trust Custodian FBO Willard L. Umphrey (a trust account of Willard L. Umphrey), Pacific Premier Trust Custodian FBO Leon Okurowski ROTH IRA (a trust account of Leon Okurowski) and Pear Tree Partners, L.P (the “Royalty Agreement”) pursuant to which certain investors agreed to make investments in the Issuer to fund the purchase of additional Instruments, and in return, the Issuer agreed to pay certain royalty payments to such investors pursuant to the terms of the Royalty Agreement. In April, the relevant investors made an initial investment of $26.1 million pursuant to the Royalty Agreement and in June, the relevant investors made an additional investment of $15.4 million pursuant to the Royalty Agreement, for aggregate gross proceeds of $41.5 million.

Pacific Premier Trust Custodian FBO Willard L. Umphrey, a trust account of Willard L. Umphrey, invested $14,425,000 pursuant to the terms of the Royalty Agreement on April 14, 2022.

In consideration of such investment, the Issuer agreed to pay to the investors on a semi-annual basis and over a three-year period (subject to extension in certain events), a royalty payment that is equal to 20% of the total gross amount invoiced by the Issuer in respect of sales of test strips for use in such funded LumiraDx instruments which are allocated to the invested amount by the Issuer in accordance with the terms of the Royalty Agreement (the “Royalty Payments”).

If by the end of the applicable three-year term (the “Expiry Date”), the investors have not received, in aggregate, Royalty Payments equal to or in excess of two times the invested amount (the “Target Return”), the Issuer shall, at its sole discretion, either: (i) issue to the investors an aggregate amount of Common Shares equal in value to the difference between the Target Return and the total Royalty Payments received by the investors (the “Royalty Shortfall”), at a price per Common Share equal to the volume-weighted average price of the Common Shares for the 20 Nasdaq trading day period immediately following the applicable Expiry Date (the “Market Price”), but subject to a minimum price per Common Share of $7.25 (the “Minimum Share Price”); or (ii) pay to the investors the applicable Royalty Shortfall in cash. To the extent that any Common Shares are issued to the investors at the Minimum Share Price, and the Minimum Share Price is greater than the Market Price, then the term of the Royalty Agreement shall be extended until the additional Royalty Payments paid by the Company to the investors in cash equal an amount equal to such additional Royalty Shortfall.

The number and percentage of Common Shares beneficially owned Mr. Umphrey, as reported herein, does not include any Common Shares potentially issuable under the terms of the Royalty Agreement if investors do not receive the required return on their investment under the Royalty Agreement. See Exhibit E.

Item 7. Material to be Filed as Exhibits.

Exhibit A	Joint Filing Agreement by and between Willard L. Umphrey and Anne M. Umphrey, dated September 6, 2022.

Exhibit B	Warrant Instrument in Respect of Warrants to Subscribe for Ordinary Shares in the Issuer, dated as of October 3, 2016, issued by the Company to certain warrant holders (incorporated by reference to Exhibit 2.4 to the Issuer’s Annual Report on Form 20-F filed by the Issuer with the SEC on April 13, 2022).

Exhibit C	Warrant Instrument in Respect of Warrants to Subscribe for Common Shares in the Issuer, dated as of July 1, 2020, issued by the Issuer to certain warrant holders (incorporated by reference to Exhibit 2.6 to the Issuer’s Annual Report on Form 20-F filed by the Issuer with the SEC on April 13, 2022).

Exhibit D	Amended and Restated Memorandum and Articles of Association of the Issuer (incorporated by reference to Exhibit 1.1 to the Issuer’s Annual Report on Form 20-F filed by the Issuer with the SEC on April 13, 2022).

Exhibit E	Royalty Agreement, dated as of April 27, 2022, by and among LumiraDx Limited, USB Focus Fund LumiraDx 2A, LLC, USB Focus Fund LumiraDx 2B, LLC, Pacific Premier Trust Custodian FBO Willard L. Umphrey and Pacific Premier Trust Custodian FBO Leon Okurowski ROTH IRA (a trust account of Leon Okurowski) and Pear Tree Partners, L.P. (incorporated by reference to Exhibit 10.25 to the Form F-1 filed by the Issuer with the SEC on July 19, 2022).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 7, 2022

WILLARD L. UMPHREY

By:	/s/ Willard L. Umphrey
Name:	Willard L. Umphrey

ANNE M. UMPHREY

By:	Anne M. Umphrey
Name:	Anne M. Umphrey